EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months ended
	2000	2001	2002	2003	2004	September 30, 2005

Fixed Charges and Preferred Stock Dividends:

Interest	$ 308	$ 358	$ 350	$ 351	$ 334	$ 242

Interest portion of annual rentals	8	6	4	4	4	4

Preferred dividends of subsidiaries (1)	18	16	14	11	12	7

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 334	$ 380	$ 368	$ 366	$ 350	$ 253

Earnings:

Pretax income from continuing operations	$ 699	$ 731	$ 721	$ 742	$ 1,113	552

Total fixed charges (from above)	334	380	368	366	350	253

Less:
Interest capitalized	3	11	29	26	8	18
Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	62	12	(55)	8	36	45

Total earnings for purpose of ratio	$ 968	$ 1,088	$ 1,115	$ 1,074	$ 1,419	$ 742

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.90	2.86	3.03	2.93	4.05	2.93

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.